                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                JANUARY 30, 2003

                          COMMISSION FILE NO. 1 - 10421

                             LUXOTTICA GROUP S.P.A.

                         VIA CANTU 2, MILAN 20123 ITALY
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

                                     [LOGO]

SET FORTH BELOW IS THE TEXT OF A PRESS RELEASE ISSUED ON JANUARY 30, 2003.

           LUXOTTICA GROUP NET INCOME UP YOY BY 22.3 PERCENT FOR 4Q02

GROUP HIGHLIGHTS FOR FISCAL YEAR 2002:

- NET SALES UP BY 2.2 PERCENT TO EUR 3,132.2 (US$2,959.9 MILLION)
- OPERATING INCOME UP BY 18.1 PERCENT TO EUR 601.5 MILLION
- EARNINGS PER ADS TO EUR 0.82 (US$0.78)

MILAN, ITALY, JANUARY 30, 2003 - LUXOTTICA GROUP S.P.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced record results for the three- and twelve-month period ended December 31, 2002(1).

-------------------------------------------------------------------------------
                              CONSOLIDATED RESULTS
-------------------------------------------------------------------------------

FOURTH QUARTER

o Consolidated net sales for the quarter declined year-over-year by 7.7 percent to EUR 668.6 million. Assuming constant exchange rates, consolidated net sales for the quarter would have risen year-over-year by 2.1 percent.

o        Consolidated operating income for the quarter rose year-over-year by
         10.9 percent to EUR 114.4 million. Consequently, consolidated operating margin for the quarter improved year-over-year to 17.1 percent.

o Consolidated net income for the quarter rose year-over-year by 22.3 percent to EUR 74.4 million. Consequently, consolidated net margin for the quarter improved year-over-year to 11.1 percent, from 8.4 percent.

o Earnings per American Depositary Share (ADS) (one ADS represents one ordinary share) for the quarter were up year-over-year by 21.7 percent to EUR 0.16. In U.S. dollars, earnings per ADS (EPADS) for the quarter were US$0.16, reflecting a year-over-year increase of 35.6 percent.

FISCAL YEAR 2002

o Consolidated net sales for the year rose year-over-year by 2.2 percent to EUR 3,132.2 million. Assuming constant exchange rates, consolidated net sales for fiscal year 2002 would have risen year-over-year by 7.5 percent.

o For the year, the Group sold in excess of 33 million frames, representing a 4.5 percent year-over-year improvement from fiscal year 2001.

o        Consolidated operating income for the year rose by 18.1 percent to EUR
         601.5 million. Consolidated operating margin for the year improved to
         19.2 percent, from 16.6 percent for fiscal year 2001.

o Consolidated net income for fiscal year 2002 rose by 17.6 percent to EUR 372.1 million. Consequently, consolidated net margin for the year improved to 11.9 percent, from 10.3 percent for fiscal year 2001.

o        EPS for the fiscal year 2002 rose year-over-year by 17.1 percent to EUR
         0.82. In U.S. dollars, EPADS for the same period rose year-over-year by
         23.5 percent to US$0.78.

o Consolidated net outstanding debt on December 31, 2002, improved over the twelve-month period by EUR 215.6 million to EUR 1,254.3 million, from consolidated net outstanding debt of EUR 1,469.9 million on December 31, 2001. Consolidated net outstanding debt on September 30, 2002, was EUR 1,292.8 million.

-------------------------------------------------------------------------------
            BREAKDOWN OF MANUFACTURING/ WHOLESALE AND RETAIL RESULTS
-------------------------------------------------------------------------------

o        MANUFACTURING/WHOLESALE DIVISION

The Group's manufacturing/wholesale sales for fiscal year 2002 declined year-over-year by 1.6 percent to EUR 1,128.7 million. Assuming constant exchange rates, manufacturing/wholesale sales for the fiscal year 2002 would have risen year-over-year by 2.2 percent.

Manufacturing/wholesale operating income for fiscal year 2002 was flat year-over-year at EUR 287.6 million. This was mostly due to the negative effect on the Group's results of the strengthening of the Euro against other currencies.

Leonardo Del Vecchio, Chairman of Luxottica Group, commented on the results of the manufacturing/wholesale division: "The performance of the division was indeed positive. In fact, in line with the trend of the first nine months of the year, sales to third parties for the fourth quarter rose year-over-year by 8.6 percent, and by 6.7 percent for the full year, both assuming constant exchange rates."

"This result, achieved in increasingly competitive markets, allowed us to further expand our market share worldwide, particularly in Europe, where growth for the year was in excess of 10 percent."

o        RETAIL DIVISION

Group's retail results for the fourth quarter included results for both LensCrafters and Sunglass Hut International, as they are run as a single division of the Group. Results of the Sunglass Hut International operations were consolidated into the Group's results as of March 31, 2001.

Retail sales for the fourth quarter were nearly flat year-over-year at US$464.1 million. Same stores sales for the quarter declined year-over-year by 1.5 percent.

For the year, retail sales rose year-over-year by 8.1 percent to US$2,039.6, while same store sales for the same period declined year-over-year by 0.6 percent.

Retail operating income for fiscal year rose by 5.5 percent to US$301.9 million, from US$286.1 million for fiscal year 2001. Consequently, retail operating margin for fiscal year was 14.8 percent.

Mr. Del Vecchio continued: "On the retail front, sales for the fourth quarter were below our expectations. Results were negatively affected by the continued decline in traffic in malls experienced throughout 2002, as well as disappointing Christmas season sales, which were below the level of the previous year."

-------------------------------------------------------------------------------
                           STATEMENT FROM THE CHAIRMAN
-------------------------------------------------------------------------------

Mr. Del Vecchio concluded: "The year 2002 was particularly difficult for the global economy, as it continued to suffer from the impact of the terrorist attacks of the previous year, extreme volatility in the financial markets, a weak dollar, and fear of war in Iraq. This resulted in a slowdown in consumption and, consequently, in the growth rate of sales of our Group. Within this environment we were still able to improve profitability, thanks to management's continued focus on cost control."

"Although there are signs of slight improvement in the U.S., unfortunately it is impossible to predict the timing of economic recovery because of the many uncertainties in connection with the difficult international situation."

"In North America, we are currently in the process of consolidating logistics of our retail operations at our Atlanta distribution center, which was formerly used only for Sunglass Hut International. This will result in the closing of the LensCrafters distribution center in Cincinnati. Additionally, in 2003 we will continue to expand our distribution network, also through acquisitions, as this is a strategy that has allowed us to increasingly strengthen our leadership position."

"As a result of the current uncertain economic scenario and weakness in the U.S. dollar, 2003 will be a year of transition for us, during which we expect to focus on pursuing interesting acquisition opportunities mainly in retail. Consequently, we expect to return to growth in sales and earnings in 2004."

"We confirm our previously announced expectations to post earnings per share
(EPS) for fiscal year 2003 of Euro 0.77, or EPADS of US$0.77, assuming parity in the Euro/U.S. Dollars exchange rate. If the exchange rate should go to EUR 1.00 = US$1.10, EPADS would be US$0.76, or EUR 0.69."

ABOUT LUXOTTICA GROUP S.P.A.
-------------------------------------------------------------------------------

Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and one in the People's Republic of China, include over 2,250 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban(R), Revo(R), ArnetteTM and Killer Loop(R) brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2002, Group net sales improved year-over-year by 2.2 percent to EUR 3,132.2 million and net income by 17.6 percent to EUR 372.1 million. Additional information on the company is available on the web at WWW.LUXOTTICA.COM.

SAFE HARBOR STATEMENT
-------------------------------------------------------------------------------

CERTAIN STATEMENTS IN THIS PRESS RELEASE MAY CONSTITUTE FORWARD LOOKING STATEMENTS WHICH ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND BELIEFS AND ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, INCLUDING RISKS THAT MAY NOT BE SUBJECT TO THE COMPANY'S CONTROL. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO, FLUCTUATIONS IN EXCHANGE RATES, ECONOMIC AND WEATHER FACTORS AFFECTING CONSUMER SPENDING, THE COMPANY'S ABILITY TO SUCCESSFULLY INTRODUCE NEW PRODUCTS, THE COMPANY'S ABILITY TO EFFECTIVELY INTEGRATE RECENTLY ACQUIRED BUSINESSES, THE AVAILABILITY OF CORRECTION ALTERNATIVES TO PRESCRIPTION EYEGLASSES, AS WELL AS OTHER POLITICAL, ECONOMIC AND TECHNOLOGICAL FACTORS AND OTHER RISKS REFERRED TO IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE FORWARD-LOOKING STATEMENTS ARE MADE AS OF THE DATE HEREOF, AND THE COMPANY DOES NOT ASSUME ANY OBLIGATION TO UPDATE THEM.

COMPANY AND U.S. AGENCY CONTACTS
-------------------------------------------------------------------------------

Sabina Grossi, Director, Investor Relations                 Luca Biondolillo
Alessandra Senici, Investor Relations                       BREAKSTONE & RUTH - NEW YORK
SILVIA CESTELLI GUIDI, INVESTOR RELATIONS                   TEL.: +1 (646) 536-7012
Luxottica Group                                             E-MAIL: LBIONDOLILLO@BREAKSTONERUTH.COM
Tel.: +39-02-8633-4665
E-mail:   SABINAGROSSI@LUXOTTICA.COM
         ALESSANDRASENICI@LUXOTTICA.COM
         SILVIACESTELLI@LUXOTTICA.COM


                         FINANCIAL TABLES TO FOLLOW
-----------------------

(1) UNLESS OTHERWISE NOTED, ALL COMPARISONS MADE IN THIS ANNOUNCEMENT ARE BETWEEN THE THREE- AND TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2002, AND THE EQUIVALENT THREE- AND TWELVE-MONTH PERIODS ENDED DECEMBER 31, 2001. THE COMPANY'S RESULTS ARE DISCUSSED IN THIS ANNOUNCEMENT IN ACCORDANCE WITH U.S. GAAP AND ARE BROKEN OUT FOR ADDITIONAL PERSPECTIVE INTO CONSOLIDATED, MANUFACTURING/WHOLESALE, INCLUDING RAY-BAN AND RETAIL COMPONENTS, WHICH INCLUDE SUNGLASS HUT INTERNATIONAL AND LENSCRAFTERS. AS THERE ARE INTERCOMPANY ITEMS, IT IS IMPORTANT TO NOTE THE FULL RECONCILIATION DETAILED IN THE SEGMENTAL INFORMATION TABLE PROVIDED WITH THIS ANNOUNCEMENT. ADDITIONALLY, LUXOTTICA GROUP CONSIDERS THE FINANCIAL RESULTS DENOMINATED IN EURO (EUR), THE GROUP'S REPORTING CURRENCY, TO BE A MORE ACCURATE GAUGE OF ITS OPERATING PERFORMANCE. THE RESULTS DENOMINATED IN U.S. DOLLARS WERE CONVERTED AT THE AVERAGE EXCHANGE RATE FOR THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2002, OF EUR 1.00 = US$0.9982, COMPARED WITH EUR 1.00 = US$0.8959 FOR THE FOURTH QUARTER OF 2001. FOR FISCAL YEAR 2002, THE RESULTS DENOMINATED IN U.S. DOLLARS WERE CONVERTED AT THE AVERAGE EXCHANGE RATE OF EUR 1.00 = US$0.9450, COMPARED WITH EUR 1.00 = US$0.8957 FOR FISCAL YEAR 2001. RESULTS OF THE SUNGLASS HUT INTERNATIONAL OPERATIONS WERE CONSOLIDATED INTO THE GROUP'S RESULTS AS OF MARCH 31, 2001.

                                 LUXOTTICA GROUP

                        CONSOLIDATED FINANCIAL HIGHLIGHTS
                        FOR THE THREE-MONTH PERIOD ENDED
                     DECEMBER 31, 2002 AND DECEMBER 31, 2001


      KEY FIGURES IN THOUSAND OF EURO(4)
                                               2002(5)      2001    % Change

      NET SALES                              668,585      724,161     -7.7%

      NET INCOME                              74,353       60,803     22.3%

      EARNINGS PER SHARE (ADS)(2)               0.16         0.13

      FULLY DILUTED EARNINGS PER SHARE
       (ADS)(3)                                 0.16         0.13


      KEY FIGURES IN THOUSAND OF
        U.S. DOLLARS(1)(4)

                                               2002(5)      2001    % Change

      NET SALES                              667,377      648,761      2.9%

      NET INCOME                              74,218       54,473     36.2%

      EARNINGS PER SHARE (ADS)(2)               0.16         0.12

      FULLY DILUTED EARNINGS PER SHARE
       (ADS)(3)                                 0.16         0.12


      Notes:                                    2002         2001
      (1) Average exchange rate
          (in U.S. Dollars per Euro)          0.9982       0.8959
      (2) Weighted average number of
           outstanding shares            453,815,915  451,526,976
      (3) Fully diluted average number
           of shares                     455,369,195  454,219,919
      (4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
      (5) Results for the three-month period ended December 31, 2002 include the effect of adoption of Statement of Financial Accounting Standards No 142


                                  LUXOTTICA GROUP

                         CONSOLIDATED FINANCIAL HIGHLIGHTS
                                 FOR THE YEAR ENDED
                      DECEMBER 31, 2002 AND DECEMBER 31, 2001


        KEY FIGURES IN THOUSAND OF EURO(4)
                                              2002(5)      2001(5)  % Change

        NET SALES                          3,132,201    3,064,907      2.2%

        NET INCOME                           372,077      316,373     17.6%

        EARNINGS PER SHARE (ADS)(2)             0.82         0.70

        FULLY DILUTED EARNINGS PER SHARE
         (ADS) (3)                              0.82         0.70


        KEY FIGURES IN THOUSAND OF U.S. DOLLARS (1)(4)

                                               2002(5)      2001(5)  % Change

        NET SALES                          2,959,930    2,745,237      7.8%

        NET INCOME                           351,613      283,375     24.1%

        EARNINGS PER SHARE (ADS)(2)             0.78         0.63

        FULLY DILUTED EARNINGS PER SHARE
         (ADS)(3)                               0.77         0.62

        Notes:                                  2002         2001
        (1) Average exchange rate
            (in U.S. Dollars per Euro)        0.9450       0.8957
        (2) Weighted average number of
             outstanding shares          453,174,041  451,036,978
        (3) Fully diluted average
             number of shares            455,353,479  453,965,481
        (4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
        (5) Results for the year ended December 31, 2002 include the effect of adoption of Statement of Financial Accounting Standards No 142 and the operation of Sunglass Hut International. Results for the year ended December 31, 2001 include the operation of Sunglass Hut International since the date of acquisition (March 31, 2001). For a comparison between the two periods on a consolidated adjusted basis, see table 6.


                                 LUXOTTICA GROUP

                           CONSOLIDATED INCOME STATEMENT
                         FOR THE THREE-MONTH PERIOD ENDED
                      DECEMBER 31, 2002 AND DECEMBER 31, 2001

      In thousand of Euro(1)                   2002(2)     2001(3)   % Change

      NET SALES                               668,585      724,161     -7.7%
      COST OF SALES                          (189,955)    (207,178)
      GROSS PROFIT                            478,631      516,983     -7.4%
      OPERATING EXPENSES:
      SELLING EXPENSES                       (248,112)    (272,666)
      ROYALTIES                               (12,746)     (11,491)
      ADVERTISING EXPENSES                    (36,010)     (44,339)
      GENERAL AND ADMINISTRATIVE EXPENSES     (58,690)     (59,862)
      TRADEMARK AMORTIZATION                   (8,707)     (25,467)
      TOTAL                                  (364,265)    (413,825)
      OPERATING INCOME                        114,366      103,158     10.9%
      OTHER INCOME (EXPENSE):
      INTEREST EXPENSES                       (12,260)     (22,979)
      INTEREST INCOME                           1,390        3,694
      OTHER - NET                               6,045       (2,795)
      OTHER INCOME (EXPENSES) NET              (4,824)     (22,081)
      INCOME BEFORE PROVISION FOR
       INCOME TAXES                           109,541       81,076     35.1%
      PROVISION FOR INCOME TAXES              (33,726)     (22,585)
      INCOME BEFORE MINORITY INTEREST IN

       INCOME OF CONSOLIDATED SUBSIDIARIES     75,816       58,491
      MINORITY INTEREST IN INCOME OF
       CONSOLIDATED SUBSIDIARIES               (1,463)       2,313
      NET INCOME                               74,353       60,803     22.3%

      EARNINGS PER SHARE (ADS)(1)                0.16         0.13
      FULLY DILUTED EARNINGS PER SHARE
       (ADS)(1)                                  0.16         0.13

      WEIGHTED AVERAGE NUMBER
       OF OUTSTANDING SHARES              453,815,915  451,526,976

      FULLY DILUTED AVERAGE NUMBER OF
       SHARES                             455,369,195  454,219,919


      Notes:
      (1)  Except earnings per share (ADS), which are expressed in Euro
      (2) Results for the three-month period ended December 31, 2002 include the effect of adoption of Statement of Financial Accounting

           Standard No 142
      (3) Starting January 1, 2002, certain costs and expenses of Luxottica Retail included in the statement of consolidated income have been reclassified. Therefore, certain items for the three-month period ended December 31, 2001 have been reclassified to conform to the new presentation


                                 LUXOTTICA GROUP

                           CONSOLIDATED INCOME STATEMENT
                                FOR THE YEAR ENDED
                      DECEMBER 31, 2002 AND DECEMBER 31, 2001


      In thousand of Euro(1)                  2002(2)    2001(2)(3) % Change

      NET SALES                             3,132,201    3,064,907     2.2%
      COST OF SALES                          (878,003)    (883,961)
      GROSS PROFIT                          2,254,198    2,180,946     3.4%
      OPERATING EXPENSES:
      SELLING EXPENSES                     (1,078,964)  (1,034,218)
      ROYALTIES                               (62,274)     (54,556)
      ADVERTISING EXPENSES                   (213,910)    (213,610)
      GENERAL AND ADMINISTRATIVE EXPENSES    (261,477)    (274,873)
      TRADEMARK AMORTIZATION                  (36,065)     (94,198)
      TOTAL                                (1,652,690)  (1,671,454)
      OPERATING INCOME                        601,508      509,492    18.1%
      OTHER INCOME (EXPENSE):
      INTEREST EXPENSES                       (65,935)     (91,978)
      INTEREST INCOME                           5,036       15,060
      OTHER - NET                              (1,168)       8,737
      OTHER INCOME (EXPENSES) NET             (62,066)     (68,181)
      INCOME BEFORE PROVISION FOR
       INCOME TAXES                           539,442      441,311    22.2%
      PROVISION FOR INCOME TAXES             (162,695)    (123,450)
      INCOME BEFORE MINORITY INTEREST IN
       INCOME OF CONSOLIDATED
       SUBSIDIARIES                           376,746      317,861
      MINORITY INTEREST IN INCOME
       OF CONSOLIDATED SUBSIDIARIES            (4,669)      (1,488)
      NET INCOME                              372,077      316,373    17.6%
      EARNINGS PER SHARE (ADS)(1)                0.82         0.70
      FULLY DILUTED EARNINGS PER SHARE
       (ADS)(1)                                  0.82         0.70

      WEIGHTED AVERAGE NUMBER
       OF OUTSTANDING SHARES              453,174,041  451,036,978
      FULLY DILUTED AVERAGE NUMBER OF
       SHARES                             455,353,479  453,965,481


      Notes:
      (1)  Except earnings per share (ADS), which are expressed in Euro
      (2) Results for the year ended December 31, 2002 include the effect of adoption of Statement of Financial Accounting Standards No 142 and the operation of Sunglass Hut International. Results for the year ended December 31, 2001 include the operation of Sunglass Hut International since the date of acquisition (March 31, 2001). For a comparison between the two periods on a consolidated adjusted basis, see table 6
      (3) Starting January 1, 2002, certain costs and expenses of Luxottica Retail included in the statement of consolidated income have been reclassified. Therefore, certain items for the year ended December 31, 2001 have been reclassified to conform to the new presentation

                                  LUXOTTICA GROUP

                             CONSOLIDATED BALANCE SHEET
                    AS OF DECEMBER 31, 2002 AND DECEMBER 31, 2001

        In thousand of Euro                     December 31,      December 31,
                                                    2002              2001
        CURRENT ASSETS:
        CASH                                       151,418           199,202
        RESTRICTED CASH                                  -           213,507
        ACCOUNT RECEIVABLE                         370,234           381,281
        SALES AND INCOME TAXES
         RECEIVABLES                                10,956            23,327
        INVENTORIES                                406,032           371,406
        PREPAID EXPENSES AND OTHER                  53,385            75,468
        DEFERRED TAX ASSETS - CURRENT              148,088           163,201
        TOTAL CURRENT ASSETS                     1,140,113         1,427,392

        PROPERTY, PLANT AND EQUIPMENT - NET        506,545           501,346

        OTHER ASSETS
        INTANGIBLE ASSETS - NET                  1,916,526         2,009,740
        INVESTMENTS                                 12,837             5,798
        OTHER ASSETS                                10,305             4,080
        SALES AND INCOME TAXES RECEIVABLES               5                 5
        TOTAL OTHER ASSETS                       1,939,674         2,019,623

        TOTAL                                    3,586,332         3,948,362

        CURRENT LIABILITIES:
        BANK OVERDRAFTS                            371,729           411,193
        CURRENT PORTION OF LONG-TERM DEBT          178,335         1,339,131
        ACCOUNTS PAYABLE                           202,897           183,431
        ACCRUED EXPENSES AND OTHER                 217,883           345,863
        ACCRUAL FOR CUSTOMERS' RIGHT OF RETURN       9,130            14,087
        INCOME TAXES PAYABLE                        18,748             5,793
        TOTAL CURRENT LIABILITIES                  998,722         2,299,498

        LONG TERM LIABILITIES:
        LONG TERM DEBT                             855,654           132,247
        LIABILITY FOR TERMINATION INDEMNITIES       48,945            35,029
        DEFERRED TAX LIABILITIES - NON CURRENT     121,805            10,282
        OTHER                                      133,605           122,989
        TOTAL LONG TERM LIABILITIES              1,160,010           300,547

        COMMITMENTS AND CONTINGENCY:
        MINORITY INTERESTS IN
         CONSOLIDATED SUBSIDIARIES                   9,705             5,473

        SHAREHOLDERS' EQUITY:
         454,263,600 ORDINARY SHARES AUTHORIZED
         AND ISSUED - 452,351,900 SHARES
         OUTSTANDING                                27,256            27,172
        NET INCOME                                 372,077           316,373
        RETAINED EARNINGS                        1,018,562           999,299
        TOTAL SHAREHOLDERS' EQUITY               1,417,895         1,342,843

        TOTAL                                    3,586,332         3,948,362

                                 LUXOTTICA GROUP
                        CONSOLIDATED FINANCIAL HIGHLIGHTS
                              FOR THE YEAR ENDED
                   DECEMBER 31, 2002 AND DECEMBER 31, 2001
                          - SEGMENTAL INFORMATION -


               Manufacturing   Retail     Retail        Inter-    Consolidated
                    and                (in thousand     Segments
                 Wholesale                  of        Transaction
                                       U.S. Dollars)      and
    In thousand                                       Corporate Adj.
     of Euro

    2002(1)

    Net Sales    1,128,670   2,158,346   2,039,637     (154,815)    3,132,201
    EBITDA         333,926     396,642     374,827       16,920       747,488
    Operating
     income        287,627     319,425     301,857       (5,545)      601,508

    Capital
     Expenditure    81,651      91,679      86,637            -       173,330
    Depreciation &
     Amortization   46,298      77,217      72,970       22,465       145,980

    Assets       1,431,317     882,113     924,895    1,272,902     3,586,332


    2001 reported(1)(2)

    Net Sales    1,146,595   2,112,574   1,886,710     (194,264)    3,064,907
    EBITDA         350,732     404,437     361,386      (33,770)      721,399
    Operating
     income        287,570     320,149     286,103      (98,228)      509,492

    Capital
     Expenditure    45,801      77,674      69,452            -       123,475
    Depreciation &
     Amortization   63,162      84,288      75,283       64,457       211,907

    Assets       1,327,993     954,653     849,737    1,665,716     3,948,362


    2001 as adjusted(2)(3)

    Net Sales    1,146,595   2,259,289   2,023,646     (200,988)    3,204,896
    EBITDA         350,732     400,441     358,652      (33,769)      717,405
    Operating
     income        307,984     314,673     281,853      (55,800)      566,858
    Depreciation &
     Amortization   42,748      85,768      76,799       22,031       150,547


    Notes:
    (1) Results for the year ended December 31, 2002 include the effect of adoption of Statement of Financial Accounting Standards No 142 and the operation of Sunglass Hut International. Results for the year ended December 31, 2001 include the operation of Sunglass Hut International since the date of acquisition (March 31, 2001)
    (2) Starting January 1, 2002, certain costs and expenses of Luxottica Retail included in the statement of consolidated income have been reclassifield. Therefore, certain items for the year ended December 31, 2001 have been reclassified to conform to the new presentation
    (3) These consolidated adjusted amounts reflect the following adjustments:
        i) the consolidation of Sunglass Hut International results for the three-month period ended March 31, 2001, prior to the the acquisition, which are included in the adjusted amounts, were reclassified for the elimination of a one time restructuring charge recorded in the period of approximately U.S. Dollars 30 milion and the elimination of goodwill amortization as contempled by the adoption of SFAS No 142

         ii) the elimination of wholesale sales to Sunglass Hut International from Luxottica Group entities for the three-month period ended March 31, 2001
         iii) the elimination of goodwill amortisation for the year ended December 31, 2001 of all the Company's entities, as contemplated by the adoption of SFAS No 142
         This information is being provided for comparison purposes only and does not purport to be indicative of the actual result that would have been achieved had the Sunglass Hut International acquisition been completed and SFAS No 142 been effective as of January 1, 2001

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                             LUXOTTICA GROUP S.p.A.




                                           By: /s/ Roberto Chemello
                                           ----------------------------------
DATE: FEBRUARY 3, 2003                     ROBERTO CHEMELLO, CHIEF EXECUTIVE
                                              OFFICER